FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of February 2012

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	Quarterly report for the nine months ended December 31, 2011, filed on February 14, 2012 with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan. (English translation)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ MASAHITO YAMAMURA
Masahito Yamamura, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: February 16, 2012

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to the Financial Instruments and Exchange

Law of Japan

For the nine months ended

December 31, 2011

Panasonic Corporation

Osaka, Japan

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the business reorganization after the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd.; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of Panasonic to achieve its midterm management plan; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group; as well as direct or indirect adverse effects of the Great East Japan Earthquake on the Panasonic Group in terms of, among others, component procurement, manufacturing, distribution, economic conditions in Japan including consumer spending and sales activities overseas, and direct or indirect adverse effects of the flooding in Thailand on the Panasonic Group in terms of, among others, component procurement and manufacturing. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual reports, Form 20-F, and any other reports and documents which are on file with the U.S. Securities and Exchange Commission.

Note:	Certain information previously filed with the SEC in other reports is not included in this English translation.

I	Corporate Information

(1)	Consolidated Financial Summary

	Yen (millions), except per share amounts
	Nine months ended December 31, 2011	Nine months ended December 31, 2010	Year ended March 31, 2011
Net sales	5,965,398	6,653,361	8,692,672
Income (loss) before income taxes	(350,531)	227,320	178,807
Net income (loss)	(364,112)	123,060	85,597
Net income (loss) attributable to Panasonic Corporation	(333,819)	114,701	74,017
Comprehensive income (loss) attributable to Panasonic Corporation	(477,223)	(15,764)	(97,166)
Total Panasonic Corporation shareholders’ equity	2,332,466	2,640,941	2,558,992
Total equity	2,396,258	3,026,975	2,946,335
Total assets	7,000,907	8,138,376	7,822,870
Net income (loss) per share attributable to Panasonic Corporation common shareholders, basic (yen)	(144.37)	55.40	35.75
Net income (loss) per share attributable to Panasonic Corporation common shareholders, diluted (yen)	—	—	—
Panasonic Corporation shareholders’ equity / total assets (%)	33.3	32.5	32.7
Net cash provided by (used in) operating activities	(38,222)	374,292	469,195
Net cash used in investing activities	(199,725)	(140,429)	(202,945)
Net cash used in financing activities	(15,746)	(155,233)	(354,627)
Cash and cash equivalents at end of period	685,865	1,125,951	974,826

	Three months ended December 31, 2011	Three months ended December 31, 2010
Net Sales	1,960,200	2,285,413
Net income (loss) attributable to Panasonic Corporation	(197,668)	39,983
Net income (loss) per share attributable to Panasonic Corporation common shareholders, basic (yen)	(85.49)	19.31

Notes:	1.	The Company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

	2.	Diluted net income (loss) per share attributable to Panasonic Corporation common shareholders has been omitted because the Company did not have potential common shares that were outstanding for the period.

(2)	Principal Businesses

The Panasonic Group is comprised primarily of the parent Panasonic Corporation and 599 consolidated subsidiaries in and outside of Japan, operating in close cooperation with each other. As a comprehensive electronics manufacturer, Panasonic is engaged in production, sales and service activities in a broad array of business areas.

The Company strengthens the unity of all employees throughout the group and ultimately enhances the value of the “Panasonic” brand globally. The Company will continue its tireless efforts to generate ideas that brighten the lives of people everywhere in order to contribute to a better future both for the Earth and for the further development of society.

The Company’s business segment classifications consist of six segments, namely, “Digital AVC Networks,” “Home Appliances,” “PEW and PanaHome,” “Components and Devices,” “SANYO,” and “Other.” “Digital AVC Networks” includes video and audio equipment, and information and communications equipment. “Home Appliances” includes household equipment. “PEW and PanaHome” includes electrical supplies, home appliances, building materials and equipment, and housing business. “Components and Devices” includes semiconductors, general electronic components and batteries. “SANYO” includes solar photovoltaic systems, lithium-ion batteries and optical pickups. “Other” includes FA equipment and other industrial equipment.

For production, Panasonic adopts a management system that takes charge of each product in the Company or its affiliates. In recent years, the Company has been enhancing production capacity at its overseas affiliates to further develop global business. Meanwhile, in Japan, Panasonic’s products are sold through sales channels at its domestic locations, each established according to products or customers. The Company also sells directly to large-scale consumers, such as the government and corporations. For exports, sales are handled mainly through sales subsidiaries and agents located in their respective countries. Certain products produced at domestic affiliates are purchased by the Company and sold through the same sales channels as products produced by the Company itself. Additionally, products produced at overseas affiliates are sold mainly through sales subsidiaries in respective countries. Meanwhile, most import operations are carried out internally, and the Company aims to expand them to promote international economic cooperation. The Company absorbed Panasonic Electric Works Co., Ltd. on January 1, 2012.

Certain PEW, PanaHome and SANYO products are sold on a proprietary basis in Japan and overseas.

During the nine months ended December 31, 2011, there were no major changes in principal businesses.

II	The Business

(1)	Operating Results

Sales in the Japanese consumer electronics industry declined from the last fiscal year when there was rush demand as a result of the Japanese government’s ‘eco-point’ stimulus package. Although there were signs of recovery with the normalization of the supply chain, which had been disrupted by the Great East Japan Earthquake, the Japanese economy as a whole was still severely affected by the shortage in electricity distribution after the disaster, the global economic slowdown, appreciation of the yen, and declining stock prices. In the meantime, the global economy continued to slow down caused by the flooding in Thailand and the destabilization of the European finance market due to the government debt crisis, despite demand expansion in emerging markets including China.

In such a business environment, consolidated group sales for the nine months ended December 31, 2011 decreased by 10% to 5,965,398 million yen compared with the same period of fiscal 2011.

Although the company pursued a streamlining program to reduce material and fixed costs, operating profit* decreased by 85% to 39,540 million yen from a year ago, due mainly to sales decline affected by the Great East Japan Earthquake and the flooding in Thailand, as well as price decline and appreciation of the yen. Pre-tax loss was 350,531 million yen compared with an income of 227,320 million yen a year ago, affected by the business restructuring expenses such as the implementation of early retirement programs and the impairment losses of fixed assets. Accordingly, net loss was 364,112 million yen, compared with an income of 123,060 million yen a year ago, and net loss attributable to Panasonic Corporation amounted to 333,819 million yen, compared with an income of 114,701 million yen a year ago affected by incurring an adjustment to deferred tax assets and liabilities for changes in Japanese corporate tax rates as a provision for income taxes.

*	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit, a non-GAAP measure, is presented as net sales less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the Company’s financial results with those of other Japanese companies.

(2)	Operating Results by Business Segment

Digital AVC Networks

Sales decreased by 16% to 2,182,858 million yen from a year ago. Despite favorable sales of PCs, this result was due mainly to sales decline in flat-panel TVs and mobile phones. Segment loss amounted to 32,681 million yen, compared with segment profit of 101,172 million yen a year ago, due mainly to sales decrease and price decline.

Home Appliances

Sales increased by 1% to 979,197 million yen from a year ago, due mainly to stable sales in air conditioners, washing machines and refrigerators. Segment profit was 78,563 million yen, a decrease of 4% from a year ago, due mainly to rising prices for raw materials.

PEW and PanaHome

Sales increased by 3% to 1,322,776 million yen from a year ago. Regarding Panasonic Electric Works Co., Ltd. (PEW) and its subsidiaries, sales growth in environmentally-conscious products including LED lightings as well as housing/building-related business contributed to the overall sales increase, although sales declined in devices such as electronic equipment and automation controls. For PanaHome Corporation and its subsidiaries, favorable sales of housing construction mainly for detached housing led to its overall sales increase, despite the signs of slowdown in the Japanese housing market after the fall of

2011. Segment profit was 50,372 million yen, decreased by 7% from a year ago, due mainly to price decline and rising prices in raw materials.

Components and Devices

Sales decreased by 15% to 609,559 million yen from a year ago. This result was due mainly to sluggish sales in semiconductors as well as declines in sales of general components and batteries. Segment loss was 17,261 million yen, compared with segment profit of 29,155 million yen a year ago, due mainly to sales decrease and price decline.

SANYO

Sales decreased by 20% to 974,130 million yen from a year ago. Although sales of solar photovoltaic systems and cold-chain equipments were stable, sales of electronic components, home appliances, digital cameras, and TVs were sluggish. Sales decline owing to the semiconductor business transfer in fiscal 2011 also led to the overall sales decrease. 46,994 million yen of segment loss was recorded, compared with segment profit of 393 million yen a year ago, influenced by sales decrease, after incurring the expenses such as amortization of intangible assets recorded at the acquisition.

Other

Sales totaled 776,958 million yen, down by 6% from a year ago, due mainly to sales decline in factory automation equipment as well as components for group companies in Panasonic. Segment profit amounted to 31,958 million yen, decreased by 9% from a year ago, due mainly to sales decrease.

(3)	Assets, Liabilities and Equity

The Company’s consolidated total assets as of December 31, 2011 decreased by 821,963 million yen to 7,000,907 million yen compared with 7,822,870 million yen at the end of fiscal 2011. This was due mainly to the appreciation of the yen, a decrease in cash and cash equivalents and a decrease in property, plant and equipment by incurring impairment losses.

Regarding liabilities, total liabilities amounted to 4,604,649 million yen, a decrease of 271,886 million yen compared with the end of fiscal 2011. This was attributable primarily to the appreciation of the yen and a decrease in account payables.

Panasonic Corporation shareholders’ equity decreased by 226,526 million yen compared with the end of fiscal 2011 to 2,332,466 million yen as of December 31, 2011. Despite an increase of 271,205 million yen in Panasonic shareholder’s equity by share exchanges for acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd., this was primarily as a decrease in retained earnings by incurring net loss attributable to Panasonic Corporation and a deterioration in accumulated other comprehensive income (loss). Noncontrolling interests decreased 323,551 million yen to 63,792 million yen, due mainly to the share exchanges as stated above.

(4)	Cash Flows

Cash flows from operating activities

Net cash used in operating activities for the nine months ended December 31, 2011 totaled 38,222 million yen, compared with an inflow of 374,292 million yen a year ago. This was attributable primarily to incurring net loss, compared with net income from a year ago and a decrease in trade payables.

Cash flows from investing activities

Net cash used in investing activities for the nine months ended December 31, 2011 amounted to 199,725 million yen, an increase of 59,296 million yen from a year ago. This difference from a year ago was due primarily to decreases in proceeds from disposition of investments and advances, and proceeds from disposals of property, plant and equipment.

Cash flows from financing activities

Net cash used in financing activities for the nine months ended December 31, 2011 amounted to 15,746 million yen, a decrease of 139,487 million yen from a year ago. This was due mainly to expenditures on TOB for acquisition of shares of PEW and SANYO conducted last fiscal year, despite a decrease of proceeds with an increase in short-term debt.

Taking into consideration the effect of exchange rate fluctuations, cash and cash equivalents totaled 685,865 million yen as of December 31, 2011, down 288,961 million yen compared with the end of fiscal 2011.

(5)	Research and Development

Panasonic’s R&D expenditures for the nine months ended December 31, 2011 totaled 399,551 million yen, down 0.3 % from a year ago. There were no significant changes in R&D activities for the period.

(6)	Major Property, Plant and Equipment

Panasonic’s capital investment (tangible assets) for the nine months ended December 31, 2011 totaled 195,573 million yen, down 33% from a year ago.

The Company revised the forecast for fiscal 2012 of the capital investment to 300 billion yen from 320 billion yen of its original plan.

During the nine months ended December 31, 2011, Panasonic decided to establish a new factory in Kedah, Malaysia. This factory will operate a vertically-integrated solar manufacturing facility for HIT® (Heterojunction with Intrinsic Thin-layer) solar modules, producing from wafers to cells and modules. (estimated total amount of investment: 45 billion yen / annual production capacity: 300 MW)

During the nine months ended December 31, 2011, Panasonic shut off production in domestic plasma display panel fifth factory of Panasonic Plasma Display Co., Ltd., a subsidiary of the Company, which is located in Amagasaki City, Hyogo Prefecture.

Panasonic reached an agreement in principle with Innovation Network Corporation of Japan on November 15, 2011, regarding the transfer of the Mobara plant of Panasonic Liquid Crystal Display Co., Ltd., a subsidiary of Panasonic, to a new company that is in the process of being established to pursue small- and medium-sized display business.

(7)	Depreciation

Panasonic’s depreciation (tangible assets) for the nine months ended December 31, 2011 totaled 193,526 million yen, down 7% from a year ago.

(8)	Number of Employees

Numbers of employees at the end of the third quarter of fiscal 2012 were 348,028, a decrease of 18,909, compared with the end of the fiscal 2011.

(9)	Risk Factors

During the nine months ended December 31, 2011, there were significant changes with regard to the “Risk Factors” stated in the annual report of the prior fiscal year as follows:

Panasonic’s facilities and information systems could be damaged as a result of disasters or unpredictable events, which could have an adverse effect on its business operations

Panasonic’s headquarters and major facilities including manufacturing plants, sales offices and research and development centers are located in Japan. Panasonic also operates procurement, manufacturing, logistics, sales and research and development facilities all over the world. If major disasters, such as earthquakes, tsunamis, fires, floods, including those caused by climate change, wars, terrorist attacks, computer viruses or other events occur, or Panasonic’s information system or communications network breaks down or operates improperly as a result of such events, Panasonic’s facilities and other assets may be seriously damaged, or the Company may have to stop or delay production and shipment. Panasonic may incur expenses relating to such damages. The flooding in Thailand, which deteriorated in October 2011, has adversely affected certain component procurement, manufacturing, sales and other activities of Panasonic. If the flooding continues for an extended period of time, Panasonic’s manufacturing and other activities may be further adversely affected. In addition, if an infectious disease, such as a new highly- pathogenic flu strain, becomes prevalent throughout the world, Panasonic’s manufacturing and sales may be materially disrupted.

Note:	The forward-looking statements in the above information are based on our belief as of the filing date of this quarterly report.

III	Shares and Shareholders

(1)	Shares of Common Stock Issued as of December 31, 2011: 2,453,053,497 shares

The common stock of the Company is listed on the Tokyo, Osaka and Nagoya stock exchanges in Japan. In the United States, the Company’s American Depositary Shares (ADSs) are listed on the New York Stock Exchange.

(2)	Amount of Common Stock (Stated Capital) as of December 31, 2011: 258,740 million yen

CONTENTS

IV	Financial Statements

Index of Consolidated Financial Statements of Panasonic Corporation and Subsidiaries:

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

December 31 and March 31, 2011

	Yen (millions)
Assets	December 31, 2011	March 31, 2011
Current assets:
Cash and cash equivalents	685,865	974,826
Time deposits	26,072	69,897
Trade receivables:
Notes	83,953	78,979
Accounts (Note 12)	963,670	1,001,982
Allowance for doubtful receivables	(21,381)	(21,860)

Net trade receivables	1,026,242	1,059,101

Inventories (Note 2)	872,253	896,424
Other current assets (Notes 12 and 13)	475,949	489,601

Total current assets	3,086,381	3,489,849

Investments and advances (Notes 3 and 13)	461,072	569,651

Property, plant and equipment (Notes 5 and 13):
Land	377,883	381,840
Buildings	1,703,635	1,771,178
Machinery and equipment	2,187,133	2,290,760
Construction in progress	77,020	96,489

	4,345,671	4,540,267
Less accumulated depreciation	2,627,456	2,656,958

Net property, plant and equipment	1,718,215	1,883,309

Other assets:
Goodwill (Notes 11 and 13)	883,424	924,752
Intangible assets (Notes 5 and 13)	472,709	542,787
Other assets	379,106	412,522

Total other assets	1,735,239	1,880,061

	7,000,907	7,822,870

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

December 31 and March 31, 2011

	Yen (millions)
Liabilities and Equity	December 31, 2011	March 31, 2011
Current liabilities:
Short-term debt, including current portion of long-term debt (Notes 11 and 13)	495,444	432,982
Trade payables:
Notes	53,088	60,128
Accounts (Note 12)	794,468	941,124

Total trade payables	847,556	1,001,252

Accrued income taxes	35,637	42,415
Accrued payroll	154,561	192,279
Other accrued expenses (Notes 13 and 14)	762,048	747,205
Deposits and advances from customers	85,370	66,473
Employees’ deposits	8,591	9,101
Other current liabilities (Notes 12 and 13)	330,722	355,343

Total current liabilities	2,719,929	2,847,050

Noncurrent liabilities:
Long-term debt (Note 13)	1,115,686	1,162,287
Retirement and severance benefits	487,292	492,960
Other liabilities	281,742	374,238

Total noncurrent liabilities	1,884,720	2,029,485

Equity:
Panasonic Corporation shareholders’ equity:
Common stock (Note 6)	258,740	258,740
Capital surplus (Note 10)	1,115,892	1,100,181
Legal reserve	94,642	94,198
Retained earnings	1,879,407	2,401,909
Accumulated other comprehensive income (loss):
Cumulative translation adjustments	(549,170)	(453,158)
Unrealized holding gains (losses) of available-for-sale securities (Note 3)	(21,210)	16,835
Unrealized gains of derivative instruments (Note 12)	247	2,277
Pension liability adjustments	(199,409)	(191,254)

Total accumulated other comprehensive income (loss)	(769,542)	(625,300)

Treasury stock, at cost (Note 6)	(246,673)	(670,736)

Total Panasonic Corporation shareholders’ equity (Note 10)	2,332,466	2,558,992

Noncontrolling interests (Note 10)	63,792	387,343

Total equity (Note 10)	2,396,258	2,946,335
Commitments and contingent liabilities (Notes 4 and 14)

	7,000,907	7,822,870

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Operations

Nine months ended December 31, 2011 and 2010

	Yen (millions)
	Nine months ended December 31
	2011	2010
Revenues, costs and expenses:
Net sales	5,965,398	6,653,361
Cost of sales (Note 12)	(4,482,247)	(4,890,833)
Selling, general and administrative expenses	(1,443,611)	(1,498,196)
Interest income	10,055	8,257
Dividends received	5,750	5,645
Other income (Notes 11 and 12)	22,108	40,270
Interest expense	(21,560)	(21,093)
Other deductions (Notes 5, 11, 12 and 13)	(406,424)	(70,091)

Income (loss) before income taxes	(350,531)	227,320
Provision for income taxes (Note 11)	(19,658)	(111,842)
Equity in earnings of associated companies	6,077	7,582

Net income (loss) (Note 10)	(364,112)	123,060
Less net income (loss) attributable to noncontrolling interests (Note 10)	(30,293)	8,359

Net income (loss) attributable to Panasonic Corporation (Note 10)	(333,819)	114,701

	Yen
Net income (loss) per share attributable to Panasonic Corporation common shareholders (Note 8):
Basic	(144.37)	55.40
Diluted	—	—

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Operations

Three months ended December 31, 2011 and 2010

	Yen (millions)
	Three months ended December 31
	2011	2010
Revenues, costs and expenses:
Net sales	1,960,200	2,285,413
Cost of sales (Note 12)	(1,487,926)	(1,691,283)
Selling, general and administrative expenses	(480,333)	(498,766)
Interest income	3,319	2,540
Dividends received	1,936	2,162
Other income (Notes 11 and 12)	11,366	10,010
Interest expense	(7,388)	(6,808)
Other deductions (Notes 5, 11, 12 and 13)	(192,362)	(20,501)

Income (loss) before income taxes	(191,188)	82,767
Provision for income taxes (Note 11)	(21,013)	(47,695)
Equity in earnings of associated companies	1,246	3,953

Net income (loss) (Note 10)	(210,955)	39,025
Less net income (loss) attributable to noncontrolling interests	(13,287)	(958)

Net income (loss) attributable to Panasonic Corporation	(197,668)	39,983

	Yen
Net income (loss) per share attributable to Panasonic Corporation common shareholders (Note 8):
Basic	(85.49)	19.31
Diluted	—	—

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Nine months ended December 31, 2011 and 2010

	Yen (millions)
	Nine months ended December 31
	2011	2010
Cash flows from operating activities:
Net income (loss) (Note 10)	(364,112)	123,060
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	253,800	268,894
Net (gain) loss on sale of investments	1,473	(7,060)
Provision for doubtful receivables	5,297	3,480
Deferred income taxes (Note 11)	(15,893)	3,561
Write-down of investment securities (Notes 11 and 13)	2,562	25,764
Impairment losses on long-lived assets (Notes 5, 11 and 13)	232,032	6,847
Cash effects of change in:
Trade receivables	(9,934)	(18,352)
Inventories	(22,247)	(81,646)
Other current assets	(15,621)	2,357
Trade payables	(86,076)	13,249
Accrued income taxes	(9,146)	47,696
Accrued expenses and other current liabilities	2,283	24,203
Retirement and severance benefits	(26,215)	(24,289)
Deposits and advances from customers	11,775	6,368
Other, net	1,800	(19,840)

Net cash provided by (used in) operating activities	(38,222)	374,292

Cash flows from investing activities:
Proceeds from disposition of investments and advances	38,221	64,005
Increase in investments and advances	(5,226)	(7,100)
Capital expenditures	(300,368)	(294,162)
Proceeds from disposals of property, plant and equipment	41,641	111,624
Decrease in time deposits, net	39,306	5,103
Other, net	(13,299)	(19,899)

Net cash used in investing activities	(199,725)	(140,429)

(Continued)

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Nine months ended December 31, 2011 and 2010

	Yen (millions)
	Nine months ended December 31
	2011	2010
Cash flows from financing activities:
Increase in short-term debt, net (Note 11)	213,040	542,725
Proceeds from long-term debt	788	4,457
Repayments of long-term debt	(191,879)	(84,406)
Dividends paid to Panasonic Corporation shareholders (Notes 9 and 10)	(21,912)	(20,705)
Dividends paid to noncontrolling interests (Note 10)	(8,921)	(9,568)
Repurchase of common stock (Note 10)	(79)	(418)
Sale of treasury stock (Note 10)	68	16
Purchase of noncontrolling interests (Note 10)	(6,350)	(588,539)
Other, net	(501)	1,205

Net cash used in financing activities	(15,746)	(155,233)

Effect of exchange rate changes on cash and cash equivalents	(35,268)	(62,591)

Net increase (decrease) in cash and cash equivalents	(288,961)	16,039

Cash and cash equivalents at beginning of period	974,826	1,109,912

Cash and cash equivalents at end of period	685,865	1,125,951

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Summary of Significant Accounting Policies

(a)	Description of Business

Panasonic Corporation (hereinafter, the “Company,” including consolidated subsidiaries, unless the context otherwise requires) is one of the world’s leading producers of electronic and electric products. The Company currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology, expanding to building materials and equipment, and housing business.

Sales by product category for the nine months ended December 31, 2011 were as follows: Digital AVC Networks—33%, Home Appliances—16% , PEW and PanaHome*—19% , Components and Devices—9% , SANYO*—16%, and Other—7%. A sales breakdown by geographical market was as follows: Japan—52%, North and South America—12%, Europe—10%, and Asia and Others—26%.

Sales by product category for the three months ended December 31, 2011 were as follows: Digital AVC Networks—34%, Home Appliances—16% , PEW and PanaHome*—20% , Components and Devices—9% , SANYO*—15%, and Other—6%. A sales breakdown by geographical market was as follows: Japan—53%, North and South America—13%, Europe—11%, and Asia and Others—23%.

The Company is not dependent on a single supplier and has no significant difficulty in obtaining raw materials from suppliers.

*	PEW stands for Panasonic Electric Works Co., Ltd. and PanaHome stands for PanaHome Corporation. SANYO stands for SANYO Electric Co., Ltd. The Company absorbed PEW on January 1, 2012.

(b)	Basis of Presentation of Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect adjustments which are necessary to conform with U.S. generally accepted accounting principles (U.S. GAAP).

(c)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned, controlled subsidiaries. The Company also consolidates entities in which controlling interest exists through variable interests in accordance with the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 810, “Consolidation.” All significant intercompany balances and transactions have been eliminated in consolidation.

The equity method is used to account for investments in associated companies in which the Company exerts significant influence, generally having a 20% to 50% voting interest, and corporate joint ventures. These investments are included in “Investments and advances” in the consolidated balance sheets.

The Company has 599 consolidated subsidiaries and 109 associated companies under equity method as of December 31, 2011.

(d)	Use of Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions are reflected in valuation and disclosure of revenue recognition, allowance for doubtful receivables, valuation of inventories, impairment of long-lived assets, impairment of goodwill, environmental liabilities, valuation of deferred tax assets, uncertain tax positions, employee retirement and severance benefit plans.

(e)	Adoption of New Accounting Pronouncements

On April 1, 2011, the Company adopted Accounting Standards Update (ASU) 2009-13, “Multiple-Deliverable Revenue Arrangements.” ASU 2009-13 amends ASC 605, “Revenue Recognition” to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price (VSOE) or third party evidence of selling price (TPE) before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements in a multiple-element arrangement. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements is no longer permitted upon adoption of ASU 2009-13. The adoption of ASU 2009-13 did not have a material effect on the Company’s consolidated financial statements.

On April 1, 2011, the Company adopted ASU 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” ASU 2010-28, which amends ASC 350, “Intangibles—Goodwill and Other,” modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. The adoption of ASU 2010-28 did not have a material effect on the Company’s consolidated financial statements.

(2)	Inventories

Inventories at December 31 and March 31, 2011 are summarized as follows:

	Yen (millions)
	December 31, 2011	March 31, 2011
Finished goods	468,928	466,261
Work in process	148,375	164,329
Raw materials	254,950	265,834

	872,253	896,424

(3)	Investments in Securities

In accordance with ASC 320, “Investments—Debt and Equity Securities,” the Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale.

The cost, fair value, net unrealized holding gains (losses) of available-for-sale securities included in investments and advances at December 31 and March 31, 2011 are as follows:

	Yen (millions)
	December 31, 2011
	Cost	Fair value	Net unrealized holding gains (losses)
Noncurrent:
Equity securities	224,063	224,617	554
Corporate and government bonds	1,687	1,709	22
Other debt securities	596	582	(14)

	226,346	226,908	562

	Yen (millions)
	March 31, 2011
	Cost	Fair value	Net unrealized holding gains (losses)
Noncurrent:
Equity securities	250,400	313,813	63,413
Corporate and government bonds	2,142	2,201	59
Other debt securities	544	546	2

	253,086	316,560	63,474

The carrying amounts of the Company’s cost method investments totaled 27,131 million yen and 27,914 million yen at December 31 and March 31, 2011, respectively.

(4)	Leases

The Company has operating leases for certain land, buildings, and machinery and equipment. Future minimum lease payments under operating leases at December 31, 2011 are as follows:

Yen (millions)
Due within 1 year	62,999
Due after 1 year within 2 years	50,364
Due after 2 years within 3 years	30,451
Due after 3 years within 4 years	10,275
Due after 4 years within 5 years	3,149
Thereafter	12,082

Total minimum lease payments	169,320

(5)	Long-Lived Assets

The Company periodically reviews the recorded value of its long-lived assets to determine if the future cash flows to be derived from these assets will be sufficient to recover the remaining recorded asset values. Impairment losses are included in other deductions in the consolidated statements of operations, and are not charged to segment profit.

The Company recognized impairment losses in the aggregate of 196,650 million yen and 51,302 million yen of long-lived assets for the nine months and three months ended December 31, 2011, respectively.

The Company recorded impairment losses for certain machinery and equipment related to domestic semiconductor manufacturing facilities. As a result of the market decline of Digital AV products on which semiconductor business is heavily dependent, the Company decided to cease the use of the above-mentioned facilities. The fair value of machinery and equipment was determined through an appraisal based on the net realizable value.

The Company recorded impairment losses for certain buildings, machinery and equipment and finite-lived intangible assets related to certain domestic flat TV manufacturing facilities. As a result of the continuously substantial decline of product prices and the yen appreciation, the Company estimated that the carrying amounts would not be recoverable through future cash flows. The fair value of buildings was determined through an appraisal based on the repurchase cost. The fair value of machinery and equipment was determined through an appraisal based on the repurchase cost or net realizable value. The fair value of finite-lived intangible assets was determined based on the discounted estimated cash flows expected to result from the use and eventual disposition of the assets.

Impairment losses of 140,654 million yen, 52,455 million yen and 3,541 million yen were related to “Digital AVC Networks,” “Components and Devices” and the remaining segments for the nine months ended December 31, 2011, respectively. Impairment losses of 49,506 million yen and 1,796 million yen were related to “Components and Devices” and the remaining segments for the three months ended December 31, 2011, respectively.

The Company recognized impairment losses in the aggregate of 6,847 million yen and 4,652 million yen of long-lived assets for the nine months and three months ended December 31, 2010, respectively.

Impairment losses of 2,846 million yen, 2,660 million yen and 1,341 million yen were related to “PEW and PanaHome,” “SANYO” and the remaining segments for the nine months ended December 31, 2010, respectively. Impairment losses of 1,010 million yen, 2,561 million yen and 1,081 million yen were related to “PEW and PanaHome,” “SANYO” and the remaining segments for the three months ended December 31, 2010, respectively.

(6)	Number of Common Shares

Number of common shares authorized and issued and number of treasury common shares as of December 31 and March 31, 2011 are as follows:

	Number of shares
	December 31, 2011	March 31, 2011
Common stock:
Authorized	4,950,000,000	4,950,000,000
Issued	2,453,053,497	2,453,053,497
Treasury stock	140,805,340	382,760,101

(7)	Panasonic Corporation Shareholders’ Equity per Share

Panasonic Corporation shareholders’ equity per share as of December 31 and March 31, 2011 are as follows:

	Yen
	December 31, 2011	March 31, 2011
Panasonic Corporation shareholders’ equity per share	1,008.74	1,236.05

(8)	Net Income (Loss) per Share Attributable to Panasonic Corporation Common Shareholders

A reconciliation of the numerators and denominators of the basic net income (loss) per share attributable to Panasonic Corporation common shareholders computation for the nine months ended December 31, 2011 and 2010 are as follows:

	Yen (millions)
	Nine months ended December 31
	2011	2010
Net income (loss) attributable to Panasonic Corporation common shareholders	(333,819)	114,701

	Number of shares
	Nine months ended December 31
	2011	2010
Average common shares outstanding	2,312,252,677	2,070,355,884

	Yen
	Nine months ended December 31
	2011	2010
Net income (loss) per share attributable to Panasonic Corporation common shareholders:
Basic	(144.37)	55.40

Diluted net income (loss) per share attributable to Panasonic Corporation common shareholders has been omitted because the Company did not have potentially dilutive common shares that were outstanding for the period.

A reconciliation of the numerators and denominators of the basic net income (loss) per share attributable to Panasonic Corporation common shareholders computation for the three months ended December 31, 2011 and 2010 are as follows:

	Yen (millions)
	Three months ended December 31
	2011	2010
Net income (loss) attributable to Panasonic Corporation common shareholders	(197,668)	39,983

	Number of shares
	Three months ended December 31
	2011	2010
Average common shares outstanding	2,312,249,091	2,070,320,679

	Yen
	Three months ended December 31
	2011	2010
Net income (loss) per share attributable to Panasonic Corporation common shareholders:
Basic	(85.49)	19.31

Diluted net income (loss) per share attributable to Panasonic Corporation common shareholders has been omitted because the Company did not have potentially dilutive common shares that were outstanding for the period.

(9)	Cash Dividends

On April 28, 2011, the board of directors approved a year-end dividend of 5.0 yen per share, totaling 10,351 million yen on outstanding common stock as of March 31, 2011. The dividends, which became effective on May 31, 2011, were sourced out of retained earnings.

On October 31, 2011, the board of directors approved an interim dividend of 5.0 yen per share, totaling 11,561 million yen on outstanding common stock as of September 30, 2011. The dividends, which became effective on November 30, 2011, were sourced out of retained earnings.

(10)	Equity

The change in the carrying amount of Panasonic Corporation shareholders’ equity, noncontrolling interests and total equity in the consolidated balance sheets for the nine months ended December 31, 2011 and 2010 are as follows:

	Yen (millions)
	Nine months ended December 31, 2011
	Panasonic Corporation shareholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2011	2,558,992	387,343	2,946,335
Dividends paid to Panasonic Corporation shareholders	(21,912)	—	(21,912)
Dividends paid to noncontrolling interests	—	(8,921)	(8,921)
Repurchase of common stock	(79)	—	(79)
Sale of treasury stock	256,063	—	256,063
Equity transactions with noncontrolling interests	16,479	(278,824)	(262,345)
Other	146	(235)	(89)
Comprehensive income (loss):
Net loss	(333,819)	(30,293)	(364,112)
Other comprehensive income (loss), net of tax:
Translation adjustments	(87,948)	(5,221)	(93,169)
Unrealized holding losses of available-for-sale securities	(37,818)	(127)	(37,945)
Unrealized holding losses of derivative instruments	(2,043)	—	(2,043)
Pension liability adjustments	(15,595)	70	(15,525)

Total comprehensive loss	(477,223)	(35,571)	(512,794)

Balance at December 31, 2011	2,332,466	63,792	2,396,258

	Yen (millions)
	Nine months ended December 31, 2010
	Panasonic Corporation shareholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2010	2,792,488	887,285	3,679,773
Dividends paid to Panasonic Corporation shareholders	(20,705)	—	(20,705)
Dividends paid to noncontrolling interests	—	(9,568)	(9,568)
Repurchase of common stock	(418)	—	(418)
Sale of treasury stock	16	—	16
Equity transactions with noncontrolling interests	(114,676)	(471,151)	(585,827)
Other	—	(2,545)	(2,545)
Comprehensive income (loss):
Net income	114,701	8,359	123,060
Other comprehensive income (loss), net of tax:
Translation adjustments	(117,483)	(25,582)	(143,065)
Unrealized holding losses of available-for-sale securities	(17,972)	(1,637)	(19,609)
Unrealized holding gains (losses) of derivative instruments	4,291	(28)	4,263
Pension liability adjustments	699	901	1,600

Total comprehensive loss	(15,764)	(17,987)	(33,751)

Balance at December 31, 2010	2,640,941	386,034	3,026,975

Comprehensive income (loss) for the three months ended December 31, 2011 and 2010 amounted to a loss of 227,877 million yen and an income of 27,106 million yen, respectively. Comprehensive loss for the three months ended December 31, 2011 and 2010 includes “Net income (loss)” in the amount of a loss of 210,955 million yen and an income of 39,025 million yen, and other comprehensive loss, net of tax, in the amount of 16,922 million yen and 11,919 million yen, respectively.

Net income (loss) attributable to Panasonic Corporation and transfers (to) from the noncontrolling interests for the nine months ended December 31, 2011 and 2010 are as follows:

	Yen (millions)
	Nine months ended December 31
	2011	2010
Net income (loss) attributable to Panasonic Corporation	(333,819)	114,701
Transfers (to) from the noncontrolling interests:
Decrease in capital surplus for purchase of additional shares in consolidated subsidiaries primarily for the purpose of conversion into wholly-owned subsidiaries	17,463	(108,791)

Total	17,463	(108,791)

Change from net income (loss) attributable to Panasonic Corporation and Transfers (to) from the noncontrolling interests	(316,356)	5,910

The Company conducted tender offers in October 2010 to purchase additional common shares of Panasonic Electric Works Co. Ltd. (PEW) and SANYO Electric Co. Ltd. (SANYO). As a result, the equity ownership of the Company in PEW and SANYO became approximately 84% and 81%, respectively. On April 1, 2011, PEW and SANYO became wholly-owned subsidiaries through share exchanges. The difference between the fair value of the shares of the Company delivered to the noncontrolling interests and the decrease in the carrying amount of the noncontrolling interests was recognized as an adjustment to capital surplus.

In June 2010, the Company purchased the noncontrolling interests of IPS Alpha Technology, Ltd., whose name was subsequently changed to Panasonic Liquid Display Co. Ltd.

Transfers from the noncontrolling interests for the three months ended December 31, 2011 are 21 million yen. Transfers to the noncontrolling interests for the three months ended December 31, 2010 are 25,551 million yen.

(11)	Supplementary Information

Foreign exchange gains included in other income for the nine months ended December 31, 2011 and 2010 are 2,615 million yen and 6,905 million yen, respectively. Foreign exchange gains included in other income for the three months ended December 31, 2011 and 2010 are 3,870 million yen and 151 million yen, respectively.

Write-down of investment securities included in other deductions for the nine months ended December 31, 2011 and 2010 are 2,562 million yen and 25,764 million yen, respectively. Write-down of investment securities included in other deductions for the three months ended December 31, 2011 and 2010 are 1,668 million yen and 73 million yen, respectively.

Expenses associated with the implementation of the early retirement programs in the domestic and overseas subsidiaries included in other deductions for the nine months ended December 31, 2011 and 2010 are 60,960 million yen and 8,224 million yen, respectively. Expenses associated with the implementation of the early retirement programs in the domestic and overseas subsidiaries included in other deductions for the three months ended December 31, 2011 and 2010 are 37,651 million yen and 6,619 million yen, respectively.

Net periodic benefit cost for the nine months ended December 31, 2011 and 2010 are 55,503 million yen and 43,329 million yen, respectively. Net periodic benefit cost for the three months ended December 31, 2011 and 2010 are 16,167 million yen and 14,326 million yen, respectively.

Net periodic income related to the Great East Japan Earthquake included in other income for the nine months and three months ended December 31, 2011 amounted to 4,528 million yen and 1,646 million yen, respectively, which was net of loss related to the earthquake from insurance recovery of 13,879 million yen and 2,719 million yen, respectively.

Net periodic deductions related to the flooding in Thailand included in other deductions for the nine months and three months ended December 31, 2011 amounted to 1,694 million yen, which was net of insurance recovery from loss related to the flooding of 4,162 million yen.

Expenses related to shut off production in domestic plasma display panel fifth factory of Panasonic Plasma Display Co., Ltd., a subsidiary of the Company, which is located in Amagasaki City, Hyogo Prefecture, included in other deductions for the nine and three months ended December 31, 2011 are 43,061 million yen.

Impairment losses of goodwill included in other deductions for the nine and three months ended December 31, 2011 are 35,382 million yen and 26,988 million yen, respectively. Impairment losses for the three months ended December 31, 2011 were related to semiconductor business. As a result of the market decline of Digital AV products on which semiconductor business is heavily dependent, the fair value of semiconductor business declined. The fair value was determined based on the discounted cash flow method and guideline public company method.

For the three months ended December 31, 2011, Japanese enterprise tax law about statutory tax rates to apply to taxable income from next year onwards was enacted in Japan. The adjustments of deferred tax assets and liabilities for these enacted changes in tax rates included in provision for income taxes for the nine and three months ended December 31, 2011 are 25,536 million yen as a loss.

200,000 million yen of short-term bonds, which were newly issued during the nine months ended December 31, 2011, are included in short-term debt, including current portion of long-term debt in the consolidated balance sheets as of December 31, 2011.

(12)	Derivatives and Hedging Activities

The Company operates internationally, giving rise to significant exposure to market risks arising from changes in foreign exchange rates, interests rates and commodity prices. The Company assesses these risks by continually monitoring changes in these exposures and by evaluating hedging opportunities. Derivative financial instruments utilized by the Company to hedge these risks are comprised principally of foreign exchange contracts, interests rate swaps, cross currency swaps and commodity derivatives. The Company does not hold or issue derivative financial instruments for trading purposes.

The Company accounts for derivative instruments in accordance with ASC 815, “Derivatives and Hedging.” Amounts included in accumulated other comprehensive income (loss) at December 31, 2011 are expected to be recognized in earnings principally over the next twelve months. The maximum term over which the Company is hedging exposures to the variability of cash flows for foreign currency exchange risk is approximately five months.

The Company is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

The fair values of derivative instruments at December 31, 2011 are as follows:

	Yen (millions)
	Asset derivatives		Liability derivatives
	Consolidated balance sheet location	Fair value	Consolidated balance sheet location	Fair value
Derivatives designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	2,148	Other current liabilities	(318)
Commodity futures	Other current assets	66	Other current liabilities	(1,069)

Total derivatives designated as hedging instruments under ASC 815		2,214		(1,387)

Derivatives not designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	4,735	Other current liabilities	(521)
Cross currency swaps	Other current assets	9	Other current liabilities	(29)
Interest rate swaps	Other current assets	0	—	—
Commodity futures	Other current assets	15,885	Other current liabilities	(15,885)

Total derivatives not designated as hedging instruments under ASC 815		20,629		(16,435)

Total derivatives		22,843		(17,822)

The fair values of derivative instruments at March 31, 2011 are as follows:

	Yen (millions)
	Asset derivatives		Liability derivatives
	Consolidated balance sheet location	Fair value	Consolidated balance sheet location	Fair value
Derivatives designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	252	Other current liabilities	(4,584)
Commodity futures	Other current assets	15,658	Other current liabilities	(601)

Total derivatives designated as hedging instruments under ASC 815		15,910		(5,185)

Derivatives not designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	1,619	Other current liabilities	(3,238)
Cross currency swaps	—	—	Other current liabilities	(462)
Interest rate swaps	Other current assets	0	—	—
Commodity futures	Other current assets	4,732	Other current liabilities	(4,732)

Total derivatives not designated as hedging instruments under ASC 815		6,351		(8,432)

Total derivatives		22,261		(13,617)

The effect of derivative instruments on the consolidated statement of operations for the nine months ended December 31, 2011 is as follows:

Yen (millions)
Hedging instruments in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Commodity futures	Other income (deductions)	(4,780)

Total		(4,780)

Yen (millions)
Related hedged items in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Trade accounts receivable (payable)	Other income (deductions)	5,524

Total		5,524

Fair value hedges resulted in gains of 744 million yen of ineffectiveness.

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Amount of gain (loss) recognized in OCI on derivative (effective portion)	Location of gain (loss) reclassified from accumulated OCI into operations (effective portion)	Amount of gain (loss) reclassified from accumulated OCI into operations (effective portion)
Foreign exchange contracts	14,359	Other income (deductions)	9,584
Commodity futures	(6,923)	Cost of sales	1,837

Total	7,436		11,421

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Location of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)
Foreign exchange contracts	Other income (deductions)	394
Commodity futures	—	—

Total		394

Yen (millions)
Derivatives not designated as hedging instruments under ASC 815	Location of gain (loss) recognized in operations on derivative	Amount of gain (loss) recognized in operations on derivative
Foreign exchange contracts	Other income (deductions)	13,368
Cross currency swaps	Other income (deductions)	442
Interest rate swaps	Other income (deductions)	0
Commodity futures	Other income (deductions)	0

Total		13,810

The effect of derivative instruments on the consolidated statement of operations for the nine months ended December 31, 2010 is as follows:

Yen (millions)
Hedging instruments in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Commodity futures	Other income (deductions)	(2,707)

Total		(2,707)

Yen (millions)
Related hedged items in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Trade accounts receivable (payable)	Other income (deductions)	3,927

Total		3,927

Fair value hedges resulted in gains of 1,220 million yen of ineffectiveness.

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Amount of gain (loss) recognized in OCI on derivative (effective portion)	Location of gain (loss) reclassified from accumulated OCI into operations (effective portion)	Amount of gain (loss) reclassified from accumulated OCI into operations (effective portion)
Foreign exchange contracts	13,939	Other income (deductions)	9,395
Commodity futures	6,360	Cost of sales	541

Total	20,299		9,936

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Location of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)
Foreign exchange contracts	Other income (deductions)	485
Commodity futures	—	—

Total		485

Yen (millions)
Derivatives not designated as hedging instruments under ASC 815	Location of gain (loss) recognized in operations on derivative	Amount of gain (loss) recognized in operations on derivative
Foreign exchange contracts	Other income (deductions)	14,147
Cross currency swaps	Other income (deductions)	(682)
Interest rate swaps	Other income (deductions)	(23)
Commodity futures	Other income (deductions)	0

Total		13,442

The effect of derivative instruments on the consolidated statement of operations for the three months ended December 31, 2011 is as follows:

Yen (millions)
Hedging instruments in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Commodity futures	Other income (deductions)	827

Total		827

Yen (millions)
Related hedged items in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Trade accounts receivable (payable)	Other income (deductions)	(788)

Total		(788)

Fair value hedges resulted in gains of 39 million yen of ineffectiveness.

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Amount of gain (loss) recognized in OCI on derivative (effective portion)	Location of gain (loss) reclassified from accumulated OCI into operations (effective portion)	Amount of gain (loss) reclassified from accumulated OCI into operations (effective portion)
Foreign exchange contracts	(231)	Other income (deductions)	5,601
Commodity futures	(749)	Cost of sales	(98)

Total	(980)		5,503

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Location of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)
Foreign exchange contracts	Other income (deductions)	(105)
Commodity futures	—	—

Total		(105)

Yen (millions)
Derivatives not designated as hedging instruments under ASC 815	Location of gain (loss) recognized in operations on derivative	Amount of gain (loss) recognized in operations on derivative
Foreign exchange contracts	Other income (deductions)	1,481
Cross currency swaps	Other income (deductions)	(1,954)
Interest rate swaps	Other income (deductions)	0
Commodity futures	Other income (deductions)	0

Total		(473)

The effect of derivative instruments on the consolidated statement of operations for the three months ended December 31, 2010 is as follows:

Yen (millions)
Hedging instruments in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Commodity futures	Other income (deductions)	5,067

Total		5,067

Yen (millions)
Related hedged items in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Trade accounts receivable (payable)	Other income (deductions)	(4,817)

Total		(4,817)

Fair value hedges resulted in gains of 250 million yen of ineffectiveness.

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Amount of gain (loss) recognized in OCI on derivative (effective portion)	Location of gain (loss) reclassified from accumulated OCI into operations (effective portion)	Amount of gain (loss) reclassified from accumulated OCI into operations (effective portion)
Foreign exchange contracts	3,189	Other income (deductions)	1,754
Commodity futures	4,817	Cost of sales	273

Total	8,006		2,027

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Location of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)
Foreign exchange contracts	Other income (deductions)	(143)
Commodity futures	—	—

Total		(143)

Yen (millions)
Derivatives not designated as hedging instruments under ASC 815	Location of gain (loss) recognized in operations on derivative	Amount of gain (loss) recognized in operations on derivative
Foreign exchange contracts	Other income (deductions)	2,171
Cross currency swaps	Other income (deductions)	2,242
Interest rate swaps	Other income (deductions)	0
Commodity futures	Other income (deductions)	0

Total		4,413

(13)	Fair Value

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents, Time deposits, Trade receivables, Short-term debt, Trade payables, Accrued expenses

The carrying amount approximates fair value because of the short maturity of these instruments.

Investments and advances

The fair value of investments and advances is estimated based on quoted market prices or the present value of future cash flows using appropriate current discount rates.

Long-term debt, including current portion

The fair value of long-term debt is estimated based on quoted market prices or the present value of future cash flows using appropriate current discount rates.

Derivative financial instruments

The fair value of derivative financial instruments, all of which are used for hedging purposes, is estimated based on unadjusted market prices or quotes obtained from brokers, which are periodically validated by pricing models using observable inactive market inputs.

The estimated fair values of financial instruments, all of which are held or issued for purposes other than trading, at December 31 and March 31, 2011 are as follows:

	Yen (millions)
	December 31, 2011		March 31, 2011
	Carrying amount	Fair value	Carrying amount	Fair value
Non-derivatives:
Assets:
Other investments and advances	312,341	312,328	409,938	410,023
Liabilities:
Long-term debt, including current portion	(1,345,944)	(1,366,143)	(1,535,858)	(1,548,251)
Derivatives:
Other current assets:
Forward:
To sell foreign currencies	3,103	3,103	1,420	1,420
To buy foreign currencies	3,780	3,780	451	451
Cross currency swaps	9	9	—	—
Interest rate swaps	0	0	0	0
Commodity futures:
To sell commodity	15,945	15,945	—	—
To buy commodity	6	6	20,390	20,390
Other current liabilities:
Forward:
To sell foreign currencies	(726)	(726)	(4,536)	(4,536)
To buy foreign currencies	(113)	(113)	(3,286)	(3,286)
Cross currency swaps	(29)	(29)	(462)	(462)
Commodity futures:
To sell commodity	(56)	(56)	(5,333)	(5,333)
To buy commodity	(16,898)	(16,898)	—	—

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgments and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

ASC 820 defines fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

Level 1 —	Quoted prices (unadjusted) in active markets for identical assets.

Level 2 —	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 —	Unobservable inputs for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis

The following table presents assets and liabilities that are measured at fair value on a recurring basis at December 31 and March 31, 2011:

	Yen (millions)
	December 31, 2011
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities:
Equity securities	224,617	—	—	224,617
Corporate and government bonds	—	1,709	—	1,709
Other debt securities	—	582	—	582

Total available-for-sale securities	224,617	2,291	—	226,908

Derivatives:
Foreign exchange contracts	—	6,883	—	6,883
Cross currency swaps	—	9	—	9
Interest rate swaps	—	0	—	0
Commodity futures	2,485	13,466	—	15,951

Total derivatives	2,485	20,358	—	22,843

Total	227,102	22,649	—	249,751

Liabilities:
Derivatives:
Foreign exchange contracts	—	(839)	—	(839)
Cross currency swaps	—	(29)	—	(29)
Commodity futures	(14,535)	(2,419)	—	(16,954)

Total derivatives	(14,535)	(3,287)	—	(17,822)

Total	(14,535)	(3,287)	—	(17,822)

	Yen (millions)
	March 31, 2011
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities:
Equity securities	313,813	—	—	313,813
Corporate and government bonds	—	2,201	—	2,201
Other debt securities	—	546	—	546

Total available-for-sale securities	313,813	2,747	—	316,560

Derivatives:
Foreign exchange contracts	—	1,871	—	1,871
Interest rate swaps	—	0	—	0
Commodity futures	18,564	1,826	—	20,390

Total derivatives	18,564	3,697	—	22,261

Total	332,377	6,444	—	338,821

Liabilities:
Derivatives:
Foreign exchange contracts	—	(7,822)	—	(7,822)
Cross currency swaps	—	(462)	—	(462)
Commodity futures	(2,427)	(2,906)	—	(5,333)

Total derivatives	(2,427)	(11,190)	—	(13,617)

Total	(2,427)	(11,190)	—	(13,617)

The Company’s existing marketable equity securities and commodity futures are included in Level 1, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Level 2 available-for-sale securities include all debt securities, which are valued using inputs other than quoted prices that are observable. Level 2 derivatives including foreign exchange contracts and commodity futures are valued using quotes obtained from brokers, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and market prices for commodity futures.

Assets and liabilities measured at fair value on a nonrecurring basis

The following table presents significant assets and liabilities that are measured at fair value on a nonrecurring basis for the nine months and three months ended December 31, 2011:

	Yen (millions)
	Nine months ended December 31, 2011
	Total gains (losses)	Fair value
		Level 1	Level 2	Level 3	Total
Assets:
Long-lived assets	(196,650)	—	—	178,580	178,580
Goodwill	(35,382)	—	—	10,468	10,468
Liabilities:
Other accrued expenses	(33,477)	—	—	(33,477)	(33,477)

	Yen (millions)
	Three months ended December 31, 2011
	Total gains (losses)	Fair value
		Level 1	Level 2	Level 3	Total
Assets:
Long-lived assets	(51,302)	—	—	13,030	13,030
Goodwill	(26,988)	—	—	10,468	10,468
Liabilities:
Other accrued expenses	(33,477)	—	—	(33,477)	(33,477)

The Company classified the assets and liabilities described above in Level 3, as the Company used unobservable inputs to value these assets and liabilities with the recognition of losses related to the assets and liabilities. The fair value for the major assets and liabilities was measured through an appraisal based on the repurchase cost or net realizable value, or the discounted cash flow method and guideline public company method.

The following table presents significant assets and liabilities that are measured at fair value on a nonrecurring basis for the nine months ended December 31, 2010:

	Yen (millions)
	Nine months ended December 31, 2010
	Total gains (losses)	Fair value
		Level 1	Level 2	Level 3	Total
Assets:
Investments in associated companies	(8,318)	23,196	—	2,933	26,129

The Company classified the impaired security, representing a substantial portion of the write-down, in Level 1, as the Company used an unadjusted quoted market price in active markets as input to value the investment. The remaining impaired security is classified in Level 3, as the Company used unobservable inputs to value the investment.

For three months ended December 31, 2010, there were no circumstances that required any significant assets and liabilities that are not measured at fair value on an ongoing basis to be measured and recognized at fair value.

(14)	Commitments and Contingent Liabilities

The Company provides guarantees to third parties mainly on bank loans provided to associated companies and customers. The guarantees are made to enhance their credit. For each guarantee provided, the Company is required to perform under the guarantee if the guaranteed party defaults on a payment. Also, the Company sold certain trade receivables to independent third parties, some of which are with recourse. If the collectibility of those receivables with recourse becomes doubtful, the Company is obligated to assume the liabilities. At December 31, 2011, the maximum amount of undiscounted payments the Company would have to make in the event of default was 25,177 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as a guarantor under those guarantees at December 31, 2011 was immaterial.

In connection with the sale and lease back of certain machinery and equipment, the Company guarantees a specific value of the leased assets. For each guarantee provided, the Company is required to perform under the guarantee if certain conditions are met during or at the end of the lease term. At December 31, 2011, the maximum amount of undiscounted payments the Company would have to make in the event that these conditions were met was 26,795 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as guarantors under those guarantees at December 31, 2011 was 9,584 million yen.

The Company and certain subsidiaries are under the term of leasehold interest contracts for land of domestic factories and have obligations for restitution on their leaving. The asset retirement obligations cannot be reasonably estimated because the durations of use of the leased assets are not specified and there are no plans to undertake relocation in the future. Therefore, the Company did not recognize asset retirement obligations.

The Company and certain of its subsidiaries are subject to a number of legal proceedings including civil litigations related to tax, products or intellectual properties, or governmental investigations. Since November 2007, the Company and MT Picture Display Co., Ltd. (MTPD), a subsidiary of the Company, are subject to investigations by government authorities, including the Japan Fair Trade Commission, the U.S. Department of Justice and the European Commission, in respect of alleged antitrust violations relating to cathode ray tubes (CRTs). Subsequent to these actions by the authorities, a number of class action lawsuits have been filed in the U.S. and Canada against the Company and certain of its subsidiaries. In October 2009, the Japan Fair Trade Commission issued a cease and desist order against MTPD and assessed a fine against its three subsidiaries in South East Asia, but each named company filed for a hearing to challenge the orders which is currently subject to proceedings. Since February 2009, the Company is subject to investigations by government authorities, including the U.S. Department of Justice and the European Commission, in respect to alleged antitrust violations relating to compressors for refrigerator use. Subsequent to these actions by the authorities, a number of class action lawsuits have been filed in the U.S. and Canada against the Company and certain of its subsidiaries. The Company has paid a fine to the U.S. Department of Justice and the Competition Bureau Canada in 2010 to resolve alleged antitrust violations relating to compressors for refrigerator use. In December 2011, the Company received notification of a European Commission Decision and accepted a fine on refrigerator compressors. This payment did not have a material effect on the Company’s consolidated financial statements. The Company has been cooperating with the various governmental investigations. Depending upon the outcome of these different proceedings, the Company and certain of its subsidiaries may be subject to an uncertain amount of fines, and accordingly the Company has accrued for certain probable and reasonable estimated amounts for the fines. Other than those above, there are a number of legal actions against the Company and certain subsidiaries. Management is of the opinion that damages, if any, resulting from these actions will not have a material effect on the Company’s consolidated financial statements.

(15)	Segment Information

In accordance with the provisions of ASC 280, “Segment Reporting,” the segments reported below are the components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker of the Company in deciding how to allocate resources and in assessing performance.

Business segments correspond to categories of activity classified primarily by markets, products and brand names. “Digital AVC Networks” includes video and audio equipment as well as information and communications equipment. “Home Appliances” includes household equipment. “PEW and PanaHome” includes electrical supplies, electric products, building materials and equipment, and housing business. “Components and Devices” includes semiconductors, electronic components and batteries. “SANYO” includes solar photovoltaic systems, lithium-ion batteries, optical pickups and others. “Other” includes electronic-parts-mounting machines, industrial robots and industrial equipment.

By Business Segment:

Information by business segment for the nine months ended December 31, 2011 and 2010 is shown in the tables below:

	Yen (millions)
	Nine months ended December 31
	2011	2010
Sales:
Digital AVC Networks:
Customers	2,148,579	2,542,116
Intersegment	34,279	43,281

Total	2,182,858	2,585,397
Home Appliances:
Customers	830,114	820,471
Intersegment	149,083	153,719

Total	979,197	974,190
PEW and PanaHome:
Customers	1,281,490	1,240,292
Intersegment	41,286	40,203

Total	1,322,776	1,280,495
Components and Devices:
Customers	421,698	475,092
Intersegment	187,861	238,650

Total	609,559	713,742
SANYO:
Customers	922,791	1,198,437
Intersegment	51,339	24,559

Total	974,130	1,222,996
Other:
Customers	360,726	376,953
Intersegment	416,232	445,978

Total	776,958	822,931
Eliminations	(880,080)	(946,390)

Consolidated total	5,965,398	6,653,361

	Yen (millions)
	Nine months ended December 31
	2011	2010
Segment profit (loss):
Digital AVC Networks	(32,681)	101,172
Home Appliances	78,563	81,875
PEW and PanaHome	50,372	53,957
Components and Devices	(17,261)	29,155
SANYO	(46,994)	393
Other	31,958	35,200
Corporate and eliminations	(24,417)	(37,420)

Total segment profit	39,540	264,332

Interest income	10,055	8,257
Dividends received	5,750	5,645
Other income	22,108	40,270
Interest expense	(21,560)	(21,093)
Other deductions	(406,424)	(70,091)

Consolidated income (loss) before income taxes	(350,531)	227,320

Corporate expenses include certain corporate R&D expenditures and general corporate expenses.

Information by business segment for the three months ended December 31, 2011 and 2010 is shown in the tables below:

	Yen (millions)
	Three months ended December 31
	2011	2010
Sales:
Digital AVC Networks:
Customers	740,701	914,013
Intersegment	9,675	13,556

Total	750,376	927,569
Home Appliances:
Customers	271,648	281,328
Intersegment	48,679	56,187

Total	320,327	337,515
PEW and PanaHome:
Customers	429,588	432,433
Intersegment	13,935	14,016

Total	443,523	446,449
Components and Devices:
Customers	133,803	151,345
Intersegment	64,200	81,465

Total	198,003	232,810
SANYO:
Customers	281,808	383,862
Intersegment	23,057	9,464

Total	304,865	393,326
Other:
Customers	102,652	122,432
Intersegment	120,392	140,147

Total	223,044	262,579
Eliminations	(279,938)	(314,835)

Consolidated total	1,960,200	2,285,413

	Yen (millions)
	Three months ended December 31
	2011	2010
Segment profit (loss):
Digital AVC Networks	(14,576)	39,903
Home Appliances	25,977	32,711
PEW and PanaHome	18,733	23,125
Components and Devices	(9,836)	3,684
SANYO	(20,073)	(5,686)
Other	8,022	12,224
Corporate and eliminations	(16,306)	(10,597)

Total segment profit (loss)	(8,059)	95,364

Interest income	3,319	2,540
Dividends received	1,936	2,162
Other income	11,366	10,010
Interest expense	(7,388)	(6,808)
Other deductions	(192,362)	(20,501)

Consolidated income (loss) before income taxes	(191,188)	82,767

Corporate expenses include certain corporate R&D expenditures and general corporate expenses.

By Geographical Area:

Sales attributed to countries based upon the customer’s location for the nine months ended December 31, 2011 and 2010 are as follows:

	Yen (millions)
	Nine months ended December 31
	2011	2010
Sales:
Japan	3,080,197	3,390,089
North and South America	743,254	841,383
Europe	585,634	671,052
Asia and Others	1,556,313	1,750,837

Consolidated total	5,965,398	6,653,361

United States included in North and South America	614,523	706,191
China included in Asia and Others	827,473	918,502

Sales attributed to countries based upon the customer’s location for the three months ended December 31, 2011 and 2010 are as follows:

	Yen (millions)
	Three months ended December 31
	2011	2010
Sales:
Japan	1,043,822	1,200,538
North and South America	259,079	288,029
Europe	201,312	243,415
Asia and Others	455,987	553,431

Consolidated total	1,960,200	2,285,413

United States included in North and South America	211,779	242,180
China included in Asia and Others	241,802	291,580

There are no individually material countries of which should be separately disclosed in North and South America, Europe, and Asia and Others, except for the United States of America and China on sales.

Transfers between business segments or geographic segments are made at arms-length prices. There is no material concentration of sales to a single external major customer for the nine months and three months ended December 31, 2011 and 2010.